Exhibit 99.1

Gravitas Education Holdings, Inc. Announces Expected Timing for the Effective Time of the Merger

BEIJING, December 12, 2023 /PRNewswire/ — Gravitas Education Holdings, Inc. (the “Company”) (NYSE: GEHI) announced that the effective time of the merger between Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (the “Merger Sub”) and Elmtree Inc., a Cayman Islands exempted company limited by shares wholly owned by Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”) (“eLMTree”) (the “Merger”) is expected to be 3:00 A.M. (Eastern Time) on December 13, 2023.

As a result of the Merger, GEHI will change its corporate name to “Mynd.ai, Inc.” and its ticker to “MYND.” The CUSIP of the Company’s ADSs will be changed to 628988 107. The ISIN of the Company’s ADSs will be changed to US6289881079. The ADSs of the Company are expected to start trading on NYSE American under the new name and ticker at the open on December 13, 2023.

The previously announced purchase by an affiliate of Ascendent Rainbow (Cayman) Limited of US$65 million principal amount of secured convertible notes issued by the Company is expected to take place concurrently with the effective time of the Merger.

The previously announced secondary sale between NetDragon WebSoft, Inc. (“ND BVI”), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of NetDragon, and Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited, Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”) has completed on December 12, 2023, pursuant to which ND BVI has acquired 8,528,444 Class A ordinary shares of the Company (representing 30% of the outstanding share capital of the Company as of the date hereof) from the Founding Shareholders at an aggregate consideration of US$15 million.

The previously announced divestiture by the Company of all its education business in China to Rainbow Companion, Inc., a purchaser consortium formed by the Founding Shareholders and their affiliates at a consideration of US$15 million has completed on December 12, 2023. The Company has ceased to operate any education business in China.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Gravitas Education Holdings, Inc., Investor Relations, E-mail: ir@geh.com.cn